

September 21, 2023

Brian Mitts
President and Chief Financial Officer
Vinebrook Homes Trust, Inc.
300 Crescent Court, Suite 700
Dallas, TX 75201

      Re: Vinebrook Homes Trust, Inc.
          Form 10-K for the fiscal year ended December 31, 2021
          Response dated December 23, 2022
          From 10-K for the fiscal year ended December 31, 2022
          Filed March 30, 2023
          File No. 000-56274

Dear Brian Mitts:

      We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

From 10-K for the fiscal year ended December 31, 2022

Net Asset Value ("NAV")
NAV Determination, page 21

1.   We note from your disclosure included in footnote (2) to your table on page 23, which provides a breakdown of the major components of your NAV per share amounts, that you do not consider NexPoint Homes to be a consolidated investment for purposes of calculating VineBrook's NAV. Please explain to us in greater detail your basis for making this determination and how it impacts the major components of your NAV per share amounts.

Non-GAAP Measurements
Net Operating Income, page 79

2.   We note that Net operating income ("NOI") includes an adjustment to remove Property general and administrative expenses. Please tell us in greater detail the nature of expenses included in this adjustment and why you believe it is appropriate to remove these expenses from your NOI measure.

FFO, Core FFO and AFFO, page 87

3.   We note that FFO, Core FFO and AFFO attributable to common stockholders and NCI in the OP is only presented for the VineBrook reportable segment for the year ended December 31, 2022. Please explain to us why these measures are only presented for the Vinebrook reportable segment and not reconciled from consolidated net loss attributable to common stockholders consistent with prior years.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel, Staff Accountant, at (202) 551-3395 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction